SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

 1934

May 23, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc

(Registrant's name)

 15 Adam Street

London, England WC2N 6LA

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F

    ---                               ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X

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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X

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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes                  No X

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

23 May 2017

Smith & Nephew plc (the "Company")

Transaction in Own Shares

The Company has today cancelled 12,253,988 of its Ordinary Shares of US 20¢ each ("Shares") previously held in Treasury. 1,229,491 of these shares were issued in connection with employee share schemes in Quarter 4 2016 and have been purchased as part of a programme to keep the total issued share capital broadly constant. 11,024,497 were purchased as part of the $300 million buy-back programme, the purpose of which is to reduce the Company's share capital, as announced on 8 August 2016.

Following the cancellation of these Shares the Company holds 16,870,774 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 874,963,149 Ordinary Shares of US20¢ each. This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of LR 12.6.4.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 01923 477320

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc

(Registrant)

Date: May 23, 2017

By: /s/ Susan Swabey

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                                                                                                                              Susan Swabey

                                                                                                                      Company Secretary